Exhibit 1


PRESS RELEASE                                                         ROSTELECOM


Moscow, February 28, 2003: Rostelecom sells data transmission equipment to RTComm.RU

On February 26, 2003 Rostelecom and RTComm.RU entered into a transaction whereby Rostelecom is selling data transmission equipment to RTComm.RU.

Currently RTComm.RU leases this equipment from Rostelecom. Part of the equipment is owned by Rostelecom, the other part is under lease in accordance with leasing agreements between Rostelecom and RTC-Leasing.

As a result of this deal, Rostelecom will receive USD 2.8 million in cash (including VAT). Additionally, Rostelecom's leasing obligations to RTC-Leasing will decrease by USD 3.1 million (including VAT).

Terms of this transaction were approved by both companies' Boards of Directors as well as RTComm.RU's shareholders meeting.








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For further details please contact

Dmitry Chukseyev                              Anna Kareva
Head of PR                                    Head of IR
Tel.:+7 095 973 9973                          Tel.: + 7 095 973 9920
Fax: +7 095 787 2850                          Fax:  + 7 095 787 2850
e-mail: chukseyev@hq.rt.ru                    e-mail: kareva@hq.rt.ru